UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                       Span-America Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   846 396 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Thomas D. Henrion, Span-America Medical Systems, Inc.,
                    70 Commerce Center, Greenville, SC 29615
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 7, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No. 846 396 109                                          Page 2 of 6 Pages




    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas D. Henrion
          ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) ____
                                                          (b) ____

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

          PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   ___


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA


         NUMBER OF               7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   132,508
         OWNED BY
           EACH                  8    SHARED VOTING POWER
         REPORTING
          PERSON                      0
           WITH
---------------------------
                                 9    SOLE DISPOSITIVE POWER

                                      132,508


                                10    SHARED DISPOSITIVE POWER

                                      0


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,508

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          _____
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

   14     TYPE OF REPORTING PERSON*

          IN
--------  -----------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 6

Item 1.  Security and Issuer

         a.       Title and class of equity securities:

                           Common Stock

         b.       Name and address of principal executive offices of issuer:

                           Span-America Medical Systems, Inc.
                           C/O Richard Coggins, CFO
                           70 Commerce Center
                           Greenville, SC 29615

ITEM 2.  IDENTITY AND BACKGROUND

     a.   Name of filing person:

                           Thomas D. Henrion

     b.   Residence Address:

                           2005 Indian Chute
                           Indian Hills, KY  40207

     c.   Principal occupation:

                           President
                           EquiSource, LLC
                           1000 W. Ormsby Avenue
                           Louisville, KY  40210

     d. During the last five years, Mr. Henrion has not been convicted in a criminal proceeding.

     e. During the last five years, Mr. Henrion has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.   Citizenship:

          United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Span-America Medical Systems, Inc. common stock (the "Shares") owned by the reporting person were purchased by him with cash in open market transactions.

ITEM 4.  PURPOSE OF TRANSACTION

     At this time, Mr. Henrion holds his Shares primarily for investment and has no plan or proposal which would result in:

     a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the issuer;

     f. Any other material change in the issuer's business or corporate structure;

     g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

          Number of Shares                                     Percentage
              132,508                                             5.3%

     b.   Number of Shares as to which there is:

          (i) Sole power to vote or to direct the vote:

                           132,508

          (ii) Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or direct the disposition:

                           132,508

          (iv) Shared power to dispose or direct the disposition:

                           0

          (v)  Parties with whom stock powers are shared:

               All of the Shares are held in the name of the Reporting Person.

     c. Description of transactions in the class of securities effected during the past sixty days:

          Mr. Henrion has made the following open-market purchases since December 1, 1999:

               On 12/16/99, Mr. Henrion purchased 100 shares at $3.25 per share On 12/22/99, Mr. Henrion purchased 700 shares at $3.25 per share On 2/3/00, Mr. Henrion purchased 2,000 shares at $3.50 per share On 2/4/00, Mr. Henrion purchased 7,300 shares at $3.63 per share On 2/7/00, Mr. Henrion purchased 8,800 shares at $3.56 per share

     d. Statement regarding right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

                  Not applicable

     e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

Item 6.

     Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

         None

Item 7.


         Material to be Filed as Exhibits:

         None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   April 4, 2000
                                                   --------------------------
                                                   Date


                                                   /s/ Thomas D. Henrion
                                                   --------------------------
                                                   Thomas D. Henrion